FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of JUNE, 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date June 28, 2002

By [signature]
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

BC FORM 53-901F

(FORM 27)

Securities Act

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act*, British Columbia (the "British Columbia Act")
Section 118(1) of the *Securities Act*, Alberta (the "Alberta Act")
Section 75(2) of the *Securities Act*, Ontario (the "Ontario Act")

1. Reporting Issuer

The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

#709 - 837 West Hastings Street
Vancouver, BC
V6C 3N6
Phone: (604) 687-1828

2. Date of Material Change

June 28, 2002

3. Press Release

A press release dated June 28, 2002, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4. Summary of Material Change(s)

Please see attached press release for details.

5. Full Description of Material Change

Please see attached press release for full details.

6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

William Lee
Chief Financial Officer
Phone: (604) 687-1828

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 28th day of June, 2002.

"William Lee"
William Lee, Chief Financial Officer

IMA EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
tel: 604.687.1828 • fax: 604.687.1858 • toll free: 800.901.0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

June 28, 2002 **TSX-V: IMR**

NEWS RELEASE

IMA Revises Timetable for Exploration on Rio Tabaconas, Peru

IMA Exploration Inc. (IMR:TSX-V) announces that in light of upcoming provincial and municipal elections in Peru to be held on November 17, 2002 and the local political campaigning in rural communities, the Company's management, with the assistance of expert advisors, has decided to take a more measured approach to exploring the Rio Tabaconas project, at this time. Recent issues at the provincial and local community levels throughout Peru have generated scepticism and opposition towards various types of regional development, including power plants and mining activity.

IMA's management is confident that this step is a temporary measure and that it will be resolved in a timely manner.

The Company, with the assistance of special Peruvian social-economic consultants, has recently prepared for discussion a Company-Community statement of proposed relations to create the confidence expected by the local community. This statement seeks to address greater participation at the regional and community level. The drafted policy includes a strong Company involvement toward the area's development by creating job programs which will extend well beyond a mining activity future.

In the meantime, the Company will devote attention to advancing some of the exciting projects in Argentina where the new competitive economies of the Argentine peso as well as the geological opportunities make a very attractive environment in which to continue with its program of mining exploration.

IMA continues to seek new exploration opportunities in order to add to its strategic land position in Argentina and Peru through its extensive contact base, which has attracted several major mining companies, including our joint venture partner in Argentina, Barrick Gold Corp.

ON BEHALF OF THE BOARD

"Joseph Grosso"

Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.